

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

Via E-mail
Mr. Theodore Gazulis
Executive Vice President and Chief Financial Officer
Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, Colorado 80203

> **Re:** **Resolute Energy Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 10, 2014**
> **File No. 001-34464**

Dear Mr. Gazulis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business and Properties, page 1

Proved Developed and Undeveloped Reserves, page 8

1. You disclose that you transferred 2.5 MMBoe of proved undeveloped and unbooked reserves to proved developed in your Permian properties during 2013. Because you reference "unbooked reserves," it is unclear the extent to which this total amount may be combined with the 2.2 MMBoe of Aneth Field reserves to derive the total quantity of your proved undeveloped reserves that were converted to proved developed during 2013. Please expand your disclosure to provide a single value representing the total amount of proved undeveloped reserves that were converted into proved developed reserves during the year to conform to Item 1203(b) of Regulation S-K.

2.   You disclose that you incurred development costs of $97.3 million in 2013. However, it is unclear if all or only a portion of these costs were incurred to convert proved undeveloped to developed reserves during the year. Please expand your disclosure to clarify the dollar amounts incurred during the year to convert proved undeveloped to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

Production, Price and Cost History, page 10

3.   You present your natural gas and natural gas liquids ("NGLs") production as a single aggregated amount expressed as MMcfe. This disclosure provided on a combined basis is inconsistent with the separate disclosure of your natural gas and NGL reserves found elsewhere in your filing. Furthermore, this combined disclosure does not comply with Item 1204(a) of Regulation S-K which requires disclosure of production, by final product sold, of oil, gas and other products such as NGLs. Please revise your disclosure to provide production by individual product type. Furthermore, please revise your disclosure to provide the average realized price per unit of gas and unit of NGLs produced to comply with Item 1204(b)(1) of Regulation S-K.

Drilling Activity, page 11

4.   Please expand your disclosure to define an "extension well." Also, expand your disclosure to clarify whether you drilled any exploratory wells during the periods presented to comply with Item 1205(a)(1) of Regulation S-K.

Acreage, page 12

5.   You disclose that significant amounts of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2013 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure to explain the steps which would be necessary to extend your legal right to these leases and to address whether you would have a legal right to produce reserves from this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-23

6.   The footnote disclosure provided in conjunction with the reconciliation of your proved reserves does not appear to include an explanation of the significant additions relating to the purchases of minerals in place for the periods ending December 31, 2012 and 2013. Please expand your disclosure to comply with FASB ASC 932-235-50-5.

Exhibit 99.1

7.   The disclosure relating to capital costs provided on page 2 of Exhibit 99.1 states the "estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties." However, the disclosure provided in conjunction with the standardized measure on page F-25 indicates that the future cash flows presented in Form 10-K were reduced to include abandonment costs. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief